Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

Towers Watson & Co. made available the following information regarding the tax consequences of the proposed merger of Towers Watson and Willis Group Holdings plc to its employees on October 9, 2015.

Employee Share Incentives

Tax Consequences for UK resident participants in Towers Watson share plans

If you are in any doubt as to the action you should take, you are recommended immediately to seek your own financial advice from an independent professional adviser duly authorised under the Financial Services and Markets Act 2000.

The following summary applies to individuals who have at all times been resident and domiciled solely within the United Kingdom for UK tax purposes and who hold their interest in Towers Watson stock (or other equity incentive) as an investment, and on the basis that no elections have been made under s430 or s431 of the UK’s Income Tax (Earnings and Pensions) Act 2003.

You should refer to registration statement on Form S-4 filed by Willis with the SEC on August 21, 2015, as it may be amended from time to time, for a summary of the material U.S. federal income tax consequences of (i) the merger and the Towers Watson pre-merger special dividend to holders of Towers Watson shares and of the ownership and disposition of Willis shares received by such holders upon the consummation of the merger and (ii) the reverse stock split Willis expects to effect after the merger to holders of Willis shares.

On 29 June 2015, Towers Watson entered into a merger agreement with Willis. Under the terms of the merger, Towers Watson stockholders will receive on closing 2.6490 ordinary shares of Willis for each share of Towers Watson stock that they own. If this exchange ratio would result in a Towers Watson stockholder receiving fractional shares in Willis, he or she will instead receive cash in lieu of such fractional shares.

Towers Watson stockholders will also receive a special distribution prior to the merger.

UK holders of Towers Watson stock (which is not a Restricted Stock Award)

For the purposes of UK capital gains tax, (although the position is not wholly free from doubt) the merger should constitute a “scheme of reconstruction” for Towers Watson stockholders.

This would mean that a Towers Watson stockholder who, either alone or with persons connected with him/her, holds five percent or fewer of the shares in, or debentures in, Towers Watson, should not be treated as having made a disposal of his Towers Watson shares for capital gains tax (CGT) purposes, and no chargeable gain or allowable loss would arise to him/her on the implementation of the merger to the extent that he receives Willis shares. Any gain or loss which would otherwise have arisen on a disposal of his Towers Watson stock would be “rolled over” into his new Willis shares, and the new Willis shares would be treated as the same asset as the Towers Watson stock, acquired at the same time and the same consideration as such Towers Watson stock.

To the extent that a Towers Watson stockholder receives cash in lieu of fractional shares, this would constitute a disposal or part disposal of his Towers Watson stock for CGT purposes. Such a disposal or part disposal may, depending upon the stockholder’s individual circumstances, give rise to a liability to CGT. However under current Her Majesty’s Revenue and Custom (HMRC) practice, a Towers Watson stockholder who receives cash may (if the amount of cash received is small in comparison with the value of his Towers Watson stock) treat the cash received as a deduction from the base cost of his Towers Watson stock rather than a part disposal of his stock. Under current HMRC practice, any cash payment of £3000 or less or which is five percent or less of the market value of his holding of Towers Watson stock will generally be treated as small for these purposes.

The special distribution paid to Towers Watson stockholders will be taxed as a dividend.

Employee Share Incentives

Tax Consequences for UK resident participants in Towers Watson share plans

UK holders of Towers Watson Restricted Stock Awards (“RSA”)

In the merger, each outstanding RSA will be converted into a restricted stock award over corresponding Willis ordinary shares. The number of Willis ordinary shares to which such award will apply will be determined based on the exchange ratio of 2.6490 restricted ordinary shares of Willis for each share of Towers Watson stock comprised in the RSA (rounded down to the nearest whole number). Generally, each Willis restricted stock award will be subject to the same terms and conditions that applied to the RSA immediately prior to the merger; provided that, for RSA that vest based on performance, the number of shares shall be determined based on the higher of the target level of performance or actual performance through the most recent practicable date prior to the closing, and shall thereafter vest on the basis of time only.

The exchange of the RSA for a Willis restricted stock award should not be a chargeable event under the UK Income Tax (Earnings and Pensions) Act 2003. Instead, the holder of the RSA will be liable to income tax and national insurance contributions as the RSA vests and the corresponding forfeiture restrictions expire.

UK holders of Towers Watson Options and Restricted Stock Units (“RSU”)

In the merger, each option to purchase shares of Towers Watson common stock will be converted into an option to acquire Willis ordinary shares. Generally, the number of Willis ordinary shares that can be acquired by an option will be determined by multiplying the number of shares of Towers Watson stock that could be acquired immediately prior to the merger by the exchange ratio of 2.6490 ordinary shares of Willis for each share of Towers Watson stock (with the number of shares rounded down to the nearest whole number) and the exercise price, and the exercise price of the option will be determined by dividing the exercise price immediately prior to the merger by the exchange ratio of 2.6490 (rounded up to the nearest whole cent). Each option to acquire Willis ordinary shares will be subject to the same terms and conditions that applied to the corresponding Towers Watson stock option immediately prior to the merger.

In the merger, each outstanding RSU award will be converted into a restricted stock unit award corresponding to Willis ordinary shares. The number of Willis ordinary shares to which such award will apply will be determined based on the exchange ratio of 2.6490 ordinary shares of Willis for each share of Towers Watson stock (rounded down to the nearest whole number). Generally, each award of Willis restricted stock units will be subject to the same terms and conditions that applied to such award immediately prior to the merger; provided that, for RSUs that vest based on performance, the number of shares shall be determined based on the higher of the target level of performance or actual performance through the most recent practicable date prior to the closing, and shall thereafter vest on the basis of time only.

On the basis that restricted stock units are treated for UK tax purposes as rights to acquire securities, UK holders of Towers Watson options and RSUs will not be subject to income tax or national insurance contributions at the time of the merger. Rather, such holders will be subject to income tax and national insurance contributions when they exercise the options or when the restricted stock units are settled, whichever is applicable.

Employee Share Incentives

Tax Consequences for UK resident participants in Towers Watson share plans

If you exercise your option or settle your restricted stock unit prior to the merger taking effect, you will be subject to income tax and national insurance contributions on the difference between the exercise price (or the amount payable for the restricted stock unit) (if any) and the market value of the Towers Watson stock acquired. The income tax and national insurance contributions will be collected under PAYE, and you will need to make arrangements with Towers Watson for payment of such tax and national insurance contributions.

The Towers Watson stock that you acquire will be exchanged for Willis shares in the merger. The UK tax treatment of the exchange is addressed above under “UK holders of Towers Watson stock (which is not a Restricted Stock Award)”.

Participants in the Share Incentive Plan (SIP)

Under the terms of the merger, on closing your stock held in the SIP in Towers Watson will be exchanged for Willis shares on the basis that the Trustees of the Plan will receive 2.6490 ordinary shares of Willis for each share of Towers Watson stock that they hold on your behalf. If this exchange ratio would result in the Trustees holding fractional shares in Willis on your behalf, the Trustees will instead sell such fractional shares, and pay any sale proceeds (net of sale expenses) that exceed £3 to you in cash subject to any withholding required for your income tax and employee National Insurance contribution liabilities in respect of the receipt of such cash amount (you should only be liable to income tax and National Insurance contributions on such cash receipt if you have held your related Towers Watson shares for fewer than five years, save for “dividend shares” where the time limit is fewer than three years). Any amount below the £3 threshold will be retained by the Trustees for the purposes of the SIP.

For the purposes of UK capital gains tax, (although the position is not wholly free from doubt) the merger should constitute a “scheme of reconstruction”. This would mean that a SIP participant who, either alone or with persons connected with him/her, holds five percent or fewer of the shares in, or debentures in, Towers Watson, should not be treated as having made a disposal of his Towers Watson stock for CGT purposes, and no chargeable gain or allowable loss would arise to him/her on the implementation of the merger to the extent that he receives Willis shares. Any gain or loss which would otherwise have arisen on a disposal of his Towers Watson stock would be “rolled over” into his new Willis shares, and the new Willis shares would be treated as the same asset as the Towers Watson stock, acquired at the same time and the same consideration as such Towers Watson stock.

Your attention is drawn to the Employee Brochure, which you received when joining the SIP, explains the circumstances when tax can be payable in respect of your shares in the SIP. Providing you keep your new Willis shares in the SIP for the balance of the relevant minimum period, you should not suffer any tax in respect of those shares. But if (for example) you sell those shares before the expiry of that period, or withdraw your shares from the SIP, there may be an income tax and national insurance contributions liability, depending upon the length of ownership of your shares and their categorisation.

SIP participants will also receive a special distribution in respect of their Towers Watson stock prior to the merger. This special distribution will be dealt with in accordance with the trust deed and rules of the SIP and the terms of your investment share agreement. You will receive a further communication in this respect in due course.

Employee Share Incentives

Tax Consequences for UK resident participants in Towers Watson share plans

Following the completion of the merger, any existing elections or new elections to participate in the SIP will mean that monthly payroll deductions (and dividend reinvestment) will be used to buy shares in Willis. The last payroll deduction prior to the merger taking effect and (to the extent detailed above) the special dividend will be used to acquire Towers Watson stock, which will be added to the SIP in the normal way, and then be included in the stock exchanged for Willis shares in the merger. If however there is insufficient time for the payroll deduction or (as relevant) special dividend to be included in the next SIP dealing in Towers Watson stock, the money will instead be used after the merger to acquire shares in Willis.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other materials to be filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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